Exhibit 14.1

Approved by Audit Committee

on February 4, 2002

CARRAMERICA REALTY CORPORATION

CODE OF ETHICS FOR THE CEO AND SENIOR FINANCIAL OFFICERS

CARRAMERICA REALTY CORPORATION

CODE OF ETHICS FOR THE CEO AND SENIOR FINANCIAL OFFICERS

1.	INTRODUCTION

This Code of Ethics for Certain Officers (this “Code”) of CarrAmerica Realty Corporation and its family of companies (collectively, the “Company”) applies to the principal executive officer, the principal financial officer, the principal accounting officer or controller or persons performing similar functions (each an “Officer”). This Code covers policies designed to promote (1) honest and ethical conduct, (2) full, fair, accurate, timely and understandable disclosure and (3) compliance with applicable governmental laws, rules and regulations. Each Officer must conduct him or herself according to these policies and seek to avoid even the appearance of improper behavior. Officers should also refer to the Company’s Code of Business Conduct and Ethics which supplements and is in addition to this Code.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with this Code. If you have any questions about these conflicts or this Code, you should ask the General Counsel how to handle the situation.

Each Officer will be held accountable for adherence to this Code. Those who violate the policies in this Code will be subject to disciplinary action, up to and including a discharge from the Company and, where appropriate, civil liability and criminal prosecution. If you are in a situation that you believe may violate or lead to a violation of this Code, you must report the situation as described in Section 6 of this Code.

2.	HONEST AND ETHICAL CONDUCT

Each Officer must always conduct him or herself in an honest and ethical manner. Each Officer must act with the highest standards of personal and professional integrity and not tolerate others who, attempt to deceive, or evade responsibility for actions. All actual or apparent conflicts of interest between personal and professional relationships must be handled honestly, ethically and in accordance with the policies specified in this Code. The Company has policies and rules related to ethical conduct detailed in the Company’s Code of Business Conduct and Ethics that include policies and rules relating to conflicts of interest, insider trading, corporate opportunities, competition and fair dealing, record-keeping, confidentiality, protection and proper use of company assets and payments to government personnel, political activities and contributions. Each Officer must comply with all of the policies and rules described in the Company’s Code of Business Conduct and Ethics. Any waiver of a policy or rule of the Company’s Code of Business Conduct and Ethics for an Officer will be considered a waiver of this Code and must be promptly disclosed as required by law or regulation of the Securities and Exchange Commission. See Section 5 of this Code with respect to waivers.

3.	COMPLIANCE WITH APPLICABLE GOVERNMENTAL LAWS, RULES AND REGULATIONS

Compliance with applicable governmental laws, rules and regulations, both in letter and in spirit, is one of the foundations on which this Company’s ethical policies are built. As an Officer, you must understand and take responsibility to comply with the governmental laws, rules and regulations of the cities, states and countries in which we operate. For example, it is critical that you understand the governmental laws, rules and regulations applicable to disclosures the Company is required to make in it’s periodic reports and otherwise. Although you may not know the details of all these laws, rules and regulations, it is important to know enough to determine when to seek advice from the General Counsel or other appropriate personnel.

4.	RULES TO PROMOTE FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE IN THE COMPANY’S PERIODIC REPORTS

You must take the following steps to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company:

1.	Carefully review drafts of reports and documents the Company is required to file with or submit to the SEC before they are filed or submitted and Company press releases or other public communications before they are released to the public, with particular focus on disclosures each Officer does not understand or agree with and on information known to the officer that is not reflected in the report, document, press release or public communication.

2.	Meet with the disclosure committee, members of senior management not on the committee, division heads, accounting staff and others involved in the disclosure process to discuss their comments on the draft report, document, press release or public communication.

3.	Establish and maintain disclosure controls and procedures that ensure that material information is included in each report, document, press release or public communication in a timely fashion.

4.	Consult with the audit committee on a regular basis to determine whether they have identified any weaknesses or concerns with respect to internal controls.

5.	When relevant, confirm that neither the Company’s internal auditors nor its outside accountants are aware of any material misstatements or omissions in the draft report or document, or have any concerns about the management’s discussion and analysis section of a report.

6.	Bring to the attention of the disclosure committee and/or audit committee matters that you feel could compromise the integrity of the Company’s financial reports, disagreements on accounting matters and violations of any part of this Code.

7.	Always act with the highest standards of personal and professional integrity: do not tolerate others who, attempt to deceive, or evade responsibility for actions.

5.	WAIVERS OF OR CHANGES IN THIS CODE

Any waiver of this Code for an Officer will be promptly disclosed as required by law or regulation of the SEC. Any change in this Code will also be promptly disclosed as required by law or regulation of the SEC.

6.	REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

If you believe that actions have taken place, may be taking place or may be about to take place that violate or would violate this Code, you must bring the matter to the attention of the Company. You are encouraged to talk to the General Counsel or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Any supervisor or manager who receives a report of a potential violation of this Code must report it immediately to the General Counsel.

You are required to communicate any violations of this Code to the Company’s General Counsel or one of its Compliance Officers, by any of the following methods:

•	In writing either by internal mail or U.S. mail;

•	By e-mail; or

•	By telephone.

The General Counsel and Compliance Officers are as follows:

General Counsel:

Linda Madrid
Managing Director and General Counsel
1850 K Street, N.W., 5th Floor
Washington, D.C. 20006
Phone: 202-729-7509
Fax: 202-729-1160

Compliance Officers:

Eileen Wallace
Vice President and Associate General Counsel
1850 K Street, N.W., 5th Floor
Washington, D.C. 20006
Phone: 202-729-1711
Fax: 202-729-1160

Monica Pleasant
Director of Employee Relations
1850 K Street, N.W., 5th Floor
Washington, D.C. 20006
Phone: 202-729-1798
Fax: 202-729-1170

You may also report any violations of this Code to the Company’s Compliance Line at 1-877-CODECRE or 1-877-263-3273. We would prefer you identify yourself to facilitate our investigation of any report. However, you may choose to remain anonymous. We will use reasonable efforts to protect the identity of any person who reports potential misconduct and any retaliation for reports of misconduct by others made in good faith will not be tolerated. Indeed, any employees, officers or directors who engage in retaliation are subject to discipline, up to and including termination, and in appropriate cases, civil and/or criminal liability. We will also use reasonable efforts to protect the identity of the person about or against whom an allegation is brought, unless and until it is determined that a violation has occurred. Any person involved in any investigation in any capacity of a possible misconduct must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking his or her own legal advice, and is expected to cooperate fully in any investigation.

Any use of these reporting procedures in bad faith or in a false or frivolous manner will be considered a violation of this Code. Further, you should not use the Company’s Compliance Line for personal grievances not involving this Code.

7.	ADMINISTRATION

Board of Directors. The Board of Directors, through the Audit Committee, will help ensure this Code is properly administered. The Audit Committee will be responsible for the annual review of the compliance procedures in place to implement this Code and will recommend clarifications or necessary changes to this Code to the Board for approval.

Officers. Each Officer is responsible for reviewing this Code and ensuring they have signed the attached certification. Each Officer is also responsible for the diligent review of practices and procedures in place to help ensure compliance with this Code.

CERTIFICATION

I hereby acknowledge that I have read the Code of Ethics for the CEO and Senior Financial Officers of CarrAmerica Realty Corporation, have become familiar with its contents and will comply with its terms. Any violations of which I am aware are noted below.

Name (please print)

Signature

Date

Please describe any violations, exceptions or comments below: